
September 18, 2013

Via E-mail
Avishai Abrahami
Chief Executive Officer
Wix.com Ltd.
40 Namal Tel Aviv St.
Tel Aviv, 6350671 Israel

>   **Re: Wix.com Ltd.**
>   **Amendment No. 2 to Draft Registration Statement on Form F-1**
>   **Submitted August 27, 2013**
>   **CIK No. 0001576789**

Dear Mr. Abrahami:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated July 26, 2013.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Principal and Selling Shareholders, page 104

1.   Please advise us why the shares beneficially owned by Messrs. Horing and Tluszcz are not included in the executive officers and directors as a group total in your beneficial and selling shareholder table. It appears that you exclude the shares that are also beneficially owned by entities affiliated with Insight Venture Partners and Mangrove Capital Partners. It is unclear the basis of why you exclude these shares from the executive officers and directors as a group total. Also, in light of the fact that Mr. Eisenberg is a general partner of Benchmark Capital Partners, please advise us whether he holds voting and/or investment power of the shares beneficially owned by Benchmark Capital Partners.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

2.   In response to prior comment 15, you indicate that you revised your disclosure to clarify that domain name registration selling price is based on VSOE. Tell us where you have provided this disclosure in your revenue recognition policy. Please reconcile this response with your response to comment 50 from our letter dated June 26, 2013 indicating that the fair value of domain names was based on third-party evidence since they are not sold separately from subscriptions. Tell us whether this was a change in accounting and what consideration you gave to the disclosure requirements of ASC 250-10-50. In addition, explain how you have established VSOE for domain name registrations. In this regard, tell us how the revenue allocation methodology considers that domain names are provided as a complimentary part of the first year of each annual premium subscription, as noted from your response to comment 23 from our letter dated June 26, 2013, and that domain names can be purchased as a stand-alone product by users of the free Wix Editor product, as noted from your disclosure on page 74.

Note 15. Subsequent Events, page F-30

3.   Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3730 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: <u>Via E-mail</u>
        Colin J. Diamond, Esq.
        White & Case LLP